

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2020

Scott Taub
Chief Executive Officer
Emaginos, Inc.
13428 Maxella Avenue, #144
Marina Del Rey, CA 90292

  **Re: Emaginos, Inc.**
    **Offering Statement on Form 1-A**
    **Filed November 25, 2020**
    **File No. 024-11373**

Dear Mr. Taub:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Offering Summary, page 2

1. Please revise the offering summary to prominently disclose that holders of the common stock will have limited influence on corporate matters because your CEO, as holder of the sole outstanding share of Series A Preferred Stock, is entitled to voting control of 51% of the votes on any matter submitted to the holders of common stock. In addition, please revise the final risk factor on page 9 to clarify that the terms of the Series A limit common stockholders' influence on corporate matters in addition to making an acquisition of the company more difficult.

General

2. We note the Form 8-K filed on November 4, 2019. Please tell us why your financial statements were unreliable and the corrective steps you have taken since that filing. To the extent that concerns related to the accuracy of your prior financial statements present

ongoing risks to your business, please revise your risk factors section to the discuss these risks. In addition, please explain your reasons for seeking to suspend your Section 15(d) reporting obligations and provide a legal and factual analysis addressing whether the obligation has been properly suspended.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:   Sharon Mitchell